組織規程　別表

2019.6.1～



株 主 総 会
(General Meeting of Shareholders)

監 査 役 会
(Board of Corporate Auditors)

取 締 役 会
(Board of Directors)

監督委員会
(Supervisory Committee)

人事協議会
(Personnel Council)

社　　長
(President)

常　務　会
(Managing Directors Meeting)

役員部長懇談会
(Directors and
General Managers Meeting)

内部監査室
(Internal Audit Division)

格付評議会
(Credit Rating Council)

チーフ・コンプライアンス・オフィサー
(Chief Compliance Officer)

格付基準委員会
(Rating Criteria Committee)

コンプライアンス統括室
(Compliance Management Division)

格付委員会
(Rating Committee)

格付企画部
(Rating Planning Dept.)

格付プロセス統括部
(Rating Administration Dept.)

ハイブリッド商品室
(Hybrid Finance Division)

金融格付部
(Financial Institution Rating Dept.)

パブリックセクター格付室
(Public Sector Rating Division)

事業格付第一部
(Corporate Rating Dept. I)

医療・学校法人格付室
(Medical & Educational Institution Rating Division)

事業格付第二部
(Corporate Rating Dept. II)

中堅・中小企業格付室
(SME Rating Division)

ストラクチャード・ファイナンス部
(Structured Finance Dept.)

金銭債権証券化室
(Asset Backed Securitization Division)

不動産証券化・REIT室
(Real Estate & REIT Division)

プロジェクト&アセット・ファイナンス室
(Project & Asset Finance Division)

国際格付部
(International Dept.)

サステナブル・ファイナンス評価部
(Sustainable Finance Evaluation Dept.)

情報サービス部
(Information Services Dept.)

翻訳室
(Translation Division)

RM事業部
(Relationship Management Dept.)

特別戦略企画推進部
(Strategic Marketing Dept.)

経営管理企画部
(Corporate Management & Planning Dept.)

数理・システム室
(Financial Technology Division)

調査室
(Research Division)